September 16, 2024

Chew Kwang Yong
Chief Financial Officer
HomesToLife Ltd
6 Raffles Boulevard, #02-01/02
Marina Square, Singapore 039594

       Re: HomesToLife Ltd
           Registration Statement on Form F-1
           Filed August 22, 2024
           File No. 333-281693
Dear Chew Kwang Yong:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2024 letter.

Registration Statement on Form F-1
Dilution, page 36

1. Please update your net tangible book value to December 31, 2023, as well as the underlying calculated amounts presented in the dilution table.
 September 16, 2024
Page 2

Combined Financial Statements
Combined Statements of Operations, page F-4

2. We reviewed the changes you made to correct the errors in your financial statements in response to prior comment 2. Please make arrangements with your auditor for them to revise their audit report to reference the error correction and the footnote that discusses
       it. Refer to paragraphs .09 and .16 of PCAOB AS 2820. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-
       50-7, including disclosing the nature of the errors and quantifying the effect of the error correction on income from operations.
Exhibit 5.1

3. Please revise to include counsel's consent to be named in the Material Income Tax
       Considerations section of the prospectus.
       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jane Tam